

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 8, 2016

Via E-mail
Rajesh Kalathur
President
John Deere Receivables, Inc.
1 East First Street, Suite 600
Reno, Nevada 89501

> **Re: John Deere Receivables, Inc.**
> **Amendment No. 2 to Form SF-3**
> **Filed February 2, 2016**
> **File No. 333-208068**

Dear Mr. Kalathur:

We have reviewed your filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

The Receivables Pool

Asset Representations Review, page 32

1. We note your response to comment 1 of our letter dated January 27, 2016 and reissue in part. Please revise your disclosure to clarify whether the asset representations reviewer's report that is provided to the noteholder will include receivable-level information or aggregated data.

2. We note your response to comment 3 and reissue in part. In particular, your disclosure specifies that the arbitration panel's discretion to modify the burden of proof applies only if at least [12] months of payments have been received with respect to the related receivable. It is not clear whether the registrant would be permitted to impose a higher evidentiary standard for other receivables, which we believe would prevent a party from being able to effectively utilize the dispute resolution provision. Further, it is not appropriate for the registrant to set the point at which an arbitration panel could decide to raise the evidentiary standard. Accordingly, please remove or revise.

3. We note your response to comment 5 and reissue. Please revise to add that when such directions or requests relate to dispute resolution, the indenture trustee is also required to honor directions or requests from the noteholders. There may be directions or requests in the dispute resolution process that are not related to noteholder communications with regards to repurchase requests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Stacy P. Thomas, John Deere
       Stuart K. Fleischmann, Shearman & Sterling LLP